Exhibit 11

TEXAS INSTRUMENTS INCORPORATED AND SUBSIDIARIES

EARNINGS PER COMMON AND DILUTIVE POTENTIAL COMMON SHARE

(In millions of dollars, except per-share amounts)

	For Three Months Ended		For Six Months Ended
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
Net income	$121	$95	$238	$57

Diluted Earnings per Common and Dilutive Potential Common Share:
Weighted average common shares outstanding (in thousands)	1,731,806	1,734,658	1,730,863	1,734,537
Weighted average dilutive potential common shares:
Stock option and compensation plans	30,821	39,762	27,175	40,893

Weighted average common and dilutive potential common shares	1,762,627	1,774,420	1,758,038	1,775,430

Diluted earnings per common share	$.07	$.05	$.14	$.03

Basic Earnings per Common Share:
Weighted average common shares outstanding (in thousands)	1,731,806	1,734,658	1,730,863	1,734,537

Basic earnings per common share	$.07	$.05	$.14	$.03